UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K/A

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2018

Commission File Number 001-36906

INTERNATIONAL GAME TECHNOLOGY PLC

(Translation of registrant’s name into English)

66 Seymour Street, Second Floor

London, W1H 5BT

United Kingdom

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F             ☒           Form 40-F             ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Explanatory Note

International Game Technology PLC (the “Company”) is filing this amendment on Form 6-K/A (this “Amendment”) to its Form 6-K filed on May 21, 2018 (Film No. 18850156) (the “Form 6-K”) solely to furnish a corrected version of Exhibit 99.1 thereto. Exhibit 99.1 to the Form 6-K contained tables that were misfiled during the process of preparing the Edgar submission. Specifically,

(1)                                       the table in the section entitled “Overview of Consolidated First Quarter Results” displayed information from the year ended December 31, 2017 rather than information from the quarter ended March 31, 2018, and

(2)                                       the table entitled “ASC — Revenue Recognition Adoption Impact on Condensed Consolidated Balance Sheets” was duplicated instead of including the table entitled “Condensed Consolidated Balance Sheets”.

This error occurred only with respect to the version of Exhibit 99.1 that was filed with the Form 6-K; the news release was disseminated to the public through PRNewswire on May 21, 2018 in the form attached to this Amendment.

Except as expressly set forth above, this Amendment does not amend, update, or restate the information furnished on the Form 6-K.

The following exhibit is furnished herewith:

Exhibit Number	Description

99.1	News Release “International Game Technology PLC Reports First Quarter 2018 Results,” dated May 21, 2018

EXHIBIT INDEX

Exhibit Number	Description

99.1	News Release “International Game Technology PLC Reports First Quarter 2018 Results,” dated May 21, 2018

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 21, 2018	INTERNATIONAL GAME TECHNOLOGY PLC

	By:	/s/ Pierfrancesco Boccia
Pierfrancesco Boccia
Corporate Secretary